UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                    For the quarter ended December 31, 2002

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                                        ALLIANT ENERGY CORPORATION

                                               FORM U-9C-3

                                 For the Quarter Ended December 31, 2002




                                                CONTENTS

                                                                                                Page
ITEM 1 - Organization Chart                                                                      3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                          3

ITEM 3 - Associate Transactions                                                                  4

ITEM 4 - Summary of Aggregate Investment                                                         5

ITEM 5 - Other Investments                                                                       6

ITEM 6 - Financial Statements and Exhibits                                                       6

SIGNATURES                                                                                       6

EXHIBIT A                                                                                        7


ITEM 1 - ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for "Item 1."



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at December 31, 2002

-------------------------------------------- --------------------------- -------------- --------------------------------------------
                                                                           Principal
                  Company                             Type of              Amount of                      Person to
                  Issuing                             Security             Security                Whom Security was Issued
                 Security                              Issued            (in thousands)                      (1)
-------------------------------------------- --------------------------- -------------- --------------------------------------------
ADI Thermal Power, Corp.                     Common stock                     $200      Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                 Partnership capital            $1,569      Industrial Energy Applications Delaware Inc.
                                             Partnership capital                $1      Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                   Money pool borrowings          $9,605      Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                    Money pool borrowings          $4,729      Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP             Partnership capital            $6,140      Industrial Energy Applications Delaware Inc.
                                             Partnership capital                $9      Alliant Energy Field Services, LLC
American Superconductor Corporation          Common stock                     $963      Alliant Energy Resources, Inc.
AnAerobics, Inc.                             Preferred stock                $1,333      Alliant Energy Resources, Inc
AstroPower, Inc.                             Common stock                     $497      Alliant Energy Resources, Inc.
BFC Gas Company LC                           Capital                        $1,988      Industrial Energy Applications, Inc.
CellTech Power, Inc.                         Series A preferred stock         $252      Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)     Money pool borrowings         $72,394      Alliant Energy Resources, Inc.
Dais Analytic Corporation                    Common stock                      $90      Wisconsin Power and Light Company
Distribution Vision 2010 LLC                 Capital                           $50      Alliant Energy Corporation
Energys, Inc.                                Common stock                   $8,746      Industrial Energy Applications, Inc.
Energy Performance Services, Inc.            Money pool borrowings         $18,042      Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                 Common stock                   $5,011      Alliant Energy Integrated Services Company
                                             Money pool borrowings         $22,590      Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.         Common stock                  $21,060      Alliant Energy Integrated Services Company
                                             Money pool borrowings         $21,306      Alliant Energy Resources, Inc.
New River Synfuel LLC                        Capital                       $10,566      Alpha Synfuel LLC
NG Energy Trading, LLC                       Capital                        $2,250      Heartland Energy Group, Inc.
Nth Power Technologies Fund II, LP           Partnership capital            $6,000      Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                         Partnership capital            $1,903      Industrial Energy Applications Delaware Inc.
Proton Energy Systems, Inc.                  Common stock                     $499      Alliant Energy Resources, Inc.
                                             Common stock                      $22      AER Holding Company
ReGENco LLC                                  Class A units                  $1,083      Heartland Energy Services, Inc.
                                             Class B units                    $667      Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)               Common stock                  $11,822      Alliant Energy Integrated Services Company
SmartEnergy, Inc.                            Common stock                  $15,000      Alliant Energy Resources, Inc.
                                             Bridge loan                   $21,320      Alliant Energy Resources, Inc.
STM Power, Inc.                              Preferred stock                $2,500      Alliant Energy Resources, Inc.
TRANSLink Development Company                Capital                          $288      Alliant Energy TransCo, LLC
                                             Loan                             $419      Alliant Energy TransCo, LLC
Williams Bulk Transfer Inc.                  Common stock                       $1      Alliant Energy Transportation, Inc.
                                             Money pool borrowings          $4,543      Alliant Energy Resources, Inc.
-------------------------------------------- --------------------------- -------------- --------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2002

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

-----------------------------------------------------------------------------------------------------------------------------------
 Reporting      Associate                                                  Direct        Indirect                        Total
  Company        Company              Types of                             Costs           Costs         Cost of         Amount
 Rendering      Receiving             Services                             Charged        Charged        Capital         Billed
  Services      Services              Rendered                          (in thousands) (in thousands) (in thousands) (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L            Environmental consulting                    $473            $-            $-            $473
RMT              IEA             Environmental consulting                      56             -             -              56
RMT              IP&L            Environmental consulting                     219             -             -             219
RMT              Resources       Environmental consulting                      35             -             -              35
RMT              Barge           Environmental consulting                       1             -             -               1
RMT              AE Generation   Environmental consulting                      14             -             -              14
ReGENco          WP&L            Integrated turbine & generator services      340             -             -             340
-----------------------------------------------------------------------------------------------------------------------------------


Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

----------------------------------------------------------------------------------------------------------------------------------
 Associate     Reporting                                               Direct          Indirect                         Total
  Company       Company               Types of                         Costs            Costs          Cost of          Amount
 Rendering     Receiving              Services                         Charged         Charged         Capital          Billed
  Services     Services               Rendered                      (in thousands)  (in thousands)   (in thousands) (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
RMT              IEA             Environmental consulting                 $56             $-             $-              $56
----------------------------------------------------------------------------------------------------------------------------------


(a)    The following abbreviations were used:

------------------ ------------------------------------------          -------------- ------------------------------------------
Abbreviation       Legal Name                                          Abbreviation   Legal Name
------------------ ------------------------------------------          -------------- ------------------------------------------
AE Generation      Alliant Energy Generation, Inc.                     ReGENco        ReGENco LLC
Barge              IEI Barge Services, Inc.                            Resources      Alliant Energy Resources, Inc.
IEA                Industrial Energy Applications, Inc.                RMT            RMT, Inc.
IP&L               Interstate Power and Light Company                  WP&L           Wisconsin Power and Light Company
------------------ ------------------------------------------          -------------- ------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of December 31, 2002 (a)                             $5,089,968          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           763,495          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    763,495          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      113,517
     Energy-related business category ii                                                      15,022
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       62,882
     Energy-related business category vi                                                      19,376
     Energy-related business category vii                                                      3,557
     Energy-related business category viii                                                   240,233 (b)
     Energy-related business category ix                                                      14,263
     Energy-related business category x                                                            -
                                                                                     ---------------
          Total current aggregate investment                                                 468,850          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $294,645          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                            -------------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $156,199,000 of payments and $84,034,000 of commitments for future payments required to purchase generation equipment that Alliant Energy intends to use to develop one or more qualifying facilities.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                     U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.                 $1,342                $0     In the fourth quarter of 2002, AER Holding Company
                                                                                sold their interest in Henwood Energy Services,
                                                                                Inc.

     Industrial Energy Applications, Inc.         $47,133           $42,365     In the fourth quarter of 2002, Industrial Energy
                                                                                Applications, Inc. repaid $4,768 of money pool
                                                                                borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.                  $3,289            $3,289     No change.

Energy-related business category vi*
     BFC Gas Company LC                            $2,109            $1,988     In the fourth quarter of 2002, BFC Gas Company LC
                                                                                made a distribution of $121 to Industrial Energy
                                                                                Applications, Inc.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822           $11,822     No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                          $2,279            $1,903     In the fourth quarter of 2002, Oak Hill Pipeline
                                                                                LP made a distribution of $376 to Industrial
                                                                                Energy Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:
Omitted for the fourth quarter pursuant to instructions for "Item 6."

B.  EXHIBITS:

1.  Exhibit A - Certificate of Alliant Energy Corporation

2.  Copies of contracts required by Item 3:
      None

                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 31st day of March 2003.


ALLIANT ENERGY CORPORATION
--------------------------
Registrant


By: /s/ John E. Kratchmer                     Vice President-Controller and Chief Accounting Officer
---------------------------                   (Principal Accounting Officer)
John E. Kratchmer


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant


By: /s/ John E. Kratchmer                        Vice President-Controller and Chief Accounting Officer
---------------------------                      (Principal Accounting Officer)
John E. Kratchmer
